SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549



                            FORM 11-K

    [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

         For fiscal year ended December 31, 1998

    [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

         For the transition period from January 1, 1998 to December 31, 1998

                Commission file number:  1-13536

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                Federated Department Stores, Inc.
           Retirement Income and Thrift Incentive Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                Federated Department Stores, Inc.
                      151 West 34th Street
                    New York, New York  10001

                               and

                      7 West Seventh Street
                     Cincinnati, Ohio 45202








                FEDERATED DEPARTMENT STORES, INC.
             PROFIT SHARING 401 (k) INVESTMENT PLAN
                      Financial Statements
                   December 31, 1998 and 1997


            With Independent Auditors' Report Thereon







                FEDERATED DEPARTMENT STORES, INC.
             PROFIT SHARING 401 (k) INVESTMENT PLAN


                              Index



Independent Auditors' Report

Statements of Net Assets Available for Benefits, with Fund Information -
    December 31, 1998 and 1997

Statements of Changes in Net Assets Available for Benefits, with
Fund Information -
    Years Ended December 31, 1998 and 1997

Notes to Financial Statements





                  Independent Auditors' Report




Pension and Profit Sharing Committee
Federated Department Stores, Inc.
Profit Sharing 401(k) Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Federated Department Stores, Inc. Profit Sharing 401(k) Investment Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                     KPMG LLP



Cincinnati, Ohio
June 16, 1999


                                FEDERATED DEPARTMENT STORES, INC.
                             PROFIT SHARING 401 (k) INVESTMENT PLAN

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1998

                         Fund  A       Fund  B       Fund  C      Fund  D      Fund  E      Fund  F      Fund  L           Total

Assets:
 Investments, at fair
 value (Note 3):
   Master Trust
   investments         $424,605,706  $314,086,514  $339,727,811  $52,553,476  $13,875,642  $52,761,975  $         -  $1,197,611,124
   Participant loans              -             -             -            -            -            -   16,359,823      16,359,823
    Total investments   424,605,706   314,086,514   339,727,811   52,553,476   13,875,642   52,761,975   16,359,823   1,213,970,947


 Receivables:
  Employer contributions          -             -             -            -            -   24,491,672            -      24,491,672
  Participant
  contributions             385,923       263,808       310,195       95,184       23,843       49,268            -       1,128,221
  Interest                        -       145,134             -            -            -            -            -         145,134
  Forfeitures                     -             -             -            -            -      457,117            -         457,117
    Total receivables       385,923       408,942       310,195       95,184       23,843   24,998,057            -      26,222,144

      Total assets      424,991,629   314,495,456   340,038,006   52,648,660   13,899,485   77,760,032   16,359,823   1,240,193,091

Liabilities:

 Trustee and management
    fees payable            268,480       277,410       176,726       99,437       12,758       29,826            -         864,637

      Total liabilities     268,480       277,410       176,726       99,437       12,758       29,826            -         864,637

Net assets available
for benefits           $424,723,149  $314,218,046  $339,861,280  $52,549,223  $13,886,727  $77,730,206  $16,359,823  $1,239,328,454


The accompanying notes are an integral part of these financial statements.



                                 FEDERATED DEPARTMENT STORES, INC.
                              PROFIT SHARING 401 (k) INVESTMENT PLAN

                  Statement of Net Assets Available for Benefits, with Fund Information

                                          December 31, 1997


                            Fund  A       Fund  B       Fund  C      Fund  D      Fund  E      Fund  F      Fund  L           Total
Assets:

 Investments, at fair
 value (Note 3):
   Master Trust
   investments         $434,543,368  $285,786,385  $262,957,586  $56,284,607   $9,147,975  $40,674,761  $         -  $1,089,394,682
   Participant loans              -             -             -            -            -            -    9,252,876       9,252,876
    Total  investments  434,543,368   285,786,385   262,957,586   56,284,607    9,147,975   40,674,761    9,252,876   1,098,647,558

 Receivables:
  Employer contributions          -             -             -            -            -   20,548,918            -      20,548,918
  Interest                        -       119,274             -            -            -            -            -         119,274
    Total receivables             -       119,274             -            -            -   20,548,918            -      20,668,192

      Total assets      434,543,368   285,905,659   262,957,586   56,284,607    9,147,975   61,223,679    9,252,876   1,119,315,750

Liabilities:

 Trustee and management
    fees payable            303,089       406,838       133,754       69,759        4,750       27,586            -         945,776

    Total liabilities       303,089       406,838       133,754       69,759        4,750       27,586            -         945,776

Net assets available
for benefits           $434,240,279  $285,498,821  $262,823,832  $56,214,848   $9,143,225  $61,196,093   $9,252,876  $1,118,369,974



The accompanying notes are an integral part of these financial statements.


                               FEDERATED DEPARTMENT STORES, INC.
                            PROFIT SHARING 401 (k) INVESTMENT PLAN

             Statement of Changes in Net Assets Available for Benefits, with Fund Information

                                  Year Ended December 31, 1998


                            Fund  A       Fund  B       Fund  C      Fund  D      Fund  E      Fund  F      Fund  L        Total
Additions:
 Net investment income
 (Note 3):
  Net appreciation in
  fair value of
  investmeNts          $          - $  49,808,495  $ 68,685,580  $(1,765,411)  $  984,933 $ (2,952,919)  $        -    $114,760,678
  Interest and
  dividends              28,440,762     7,644,810     5,406,323            -      623,896      229,086    1,110,778      43,455,655
  Total investment
  income                 28,440,762    57,453,305    74,091,903   (1,765,411)   1,608,829   (2,723,833)   1,110,778     158,216,333
  Less administrative
  expenses               (2,195,757)   (1,610,829)     (734,534)    (483,488)    (170,778)    (144,117)           -     (5,339,503)
  Net investment income  26,245,005    55,842,476    73,357,369   (2,248,899)   1,438,051   (2,867,950)   1,110,778     152,876,830

 Contributions:
  Employer                    2,583           750           727          286           12   24,493,972            -      24,498,330
  Participant            24,390,034    20,828,966    25,954,382    8,998,491    2,174,946    3,788,541            -      86,135,360
   Total contributions   24,392,617    20,829,716    25,955,109    8,998,777    2,174,958   28,282,513            -     110,633,690
   Total additions       50,637,622    76,672,192    99,312,478    6,749,878    3,613,009   25,414,563    1,110,778     263,510,520

Deductions:
   Distributions         67,842,204    31,989,734    30,196,322    4,747,338      716,583    5,818,358    1,241,501     142,552,040

Interfund transfers       7,687,452   (15,963,233)    7,921,292   (5,668,165)   1,847,076   (3,062,092)   7,237,670               -

   Net increase
   (decrease)            (9,517,130)   28,719,225    77,037,448   (3,665,625)   4,743,502   16,534,113    7,106,947     120,958,480

Net assets available
for benefits:
 Beginning of year      434,240,279   285,498,821   262,823,832   56,214,848    9,143,225   61,196,093    9,252,876   1,118,369,974
 End of year           $424,723,149  $314,218,046  $339,861,280  $52,549,223  $13,886,727  $77,730,206  $16,359,823  $1,239,328,454

The accompanying notes are an integral part of these financial statements.



                                       FEDERATED DEPARTMENT STORES, INC.
                                    PROFIT SHARING 401 (k) INVESTMENT PLAN

                     Statement of Changes in Net Assets Available for Benefits, with Fund Information

                                         Year Ended December 31, 1997

                            Fund  A       Fund  B       Fund  C      Fund  D      Fund  E      Fund  F      Fund  L           Total

Additions:
 Net investment
 income (Note 3):
  Net appreciation
  in fair value
  of investments       $ (1,630,626)  $44,366,981   $57,816,689  $10,093,029   $ (467,306)  $8,500,046   $        -    $118,678,813
  Interest and
  dividends              28,564,598    11,173,405     4,659,771          314      176,049       43,772      190,058      44,807,967
  Total investment
  income                 26,933,972    55,540,386    62,476,460   10,093,343     (291,257)   8,543,818      190,058     163,486,780
  Less administrative
  expenses               (2,158,679)   (1,558,662)     (549,231)    (246,731)     (69,124)     (90,056)           -     (4,672,483)
  Net investment
  income                 24,775,293    53,981,724    61,927,229    9,846,612     (360,381)   8,453,762      190,058     158,814,297

 Contributions:
  Employer                    2,959         8,738         6,813          702          375   21,524,022            -      21,543,609
  Participant            23,358,243    18,739,392    18,886,779    5,481,542    1,192,349    2,089,458            -      69,747,763
   Total contributions   23,361,202    18,748,130    18,893,592    5,482,244    1,192,724   23,613,480            -      91,291,372
   Total additions       48,136,495    72,729,854    80,820,821   15,328,856      832,343   32,067,242      190,058     250,105,669

Deductions:
 Distributions           71,349,898    26,789,518    21,086,687    2,175,995      176,477    3,620,623       57,127     125,256,325

Interfund transfers     (35,877,985)  (18,561,884)   12,881,118   24,117,144    8,487,359     (123,793)   9,078,041               -

Transfer of assets
from previously
existing tax-qualified
profit sharing and
savings plans maintained
by the Company
(Note  1)               181,881,813    50,661,902    47,509,825   18,944,843            -    4,135,297       41,904     303,175,584

  Net increase          122,790,425    78,040,354   120,125,077   56,214,848     9,143,225  32,458,123    9,252,876     428,024,928

Net assets available
for benefits:
 Beginning of year      311,449,854   207,458,467   142,698,755            -             -  28,737,970            -     690,345,046
 End of year           $434,240,279  $285,498,821  $262,823,832  $56,214,848    $9,143,225 $61,196,093   $9,252,876  $1,118,369,974


The accompanying notes are an integral part of these financial statements.

                                                                     (Continued)



                FEDERATED DEPARTMENT STORES, INC.
             PROFIT SHARING 401 (k) INVESTMENT PLAN

                  Notes to Financial Statements

                   December 31, 1998 and 1997


1.   Description of the Plan

  The following brief description of the Federated Department Stores, Inc. Profit Sharing 401 (k) Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

  General

  The Plan is sponsored by Federated Department Stores, Inc. (the "Company"). The Plan, which was amended and renamed on April 1, 1997, is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security
  Act of 1974 ("ERISA") and U.S. tax law.   Effective April 1,
  1997, the Plan amended and replaced all of the prior tax-qualified profit sharing and savings plans which were maintained by the Company. Such prior plans include the Federated Department Stores, Inc. Retirement Income and Thrift Incentive Plan, the R.H. Macy & Co., Inc. Savings Plan, the R.H. Macy & Co., Inc. Profit Sharing Plan, the Broadway Stores, Inc. 401 (k) Savings and Investment Plan, and the Federated Savings Plan for Employees of Lazarus PA, Inc., (the "Lazarus PA Plan"). The assets of all such prior plans have been merged to form the Plan. Prior to April 1, 1997, the Plan was the Federated Department Stores, Inc. Retirement
  Income and Thrift Incentive Plan, exclusively.   The Federated
  Department Stores, Inc. Retirement Income and Thrift Incentive Plan consisted of two parts: a retirement income plan and a thrift incentive plan.

  Eligibility

  Employees are generally eligible for participation in the Plan after one year of service of at least 1,000 hours and after reaching a minimum age of 21.

  Contributions

  Beginning April 1, 1997, participants may elect to contribute an amount equal to 1% to 15% (subject to certain limitations) of the participant's eligible compensation. Alternatively, a participant may elect to make these contributions (subject to certain limitations) on a pre-tax basis pursuant to Section 401(k) of the Internal Revenue Code. Pre-tax contributions up to 5% of eligible compensation are considered basic savings which are eligible for matching Company contributions.
  Company contributions are made as soon as administratively feasible after year end only to persons who are active participants on the last day of the year and who did not make a withdrawal of basic savings during the year. The Company's contribution formula is based on the Company's annual earnings and the minimum Company contribution is the amount necessary to produce a company match of 33 1/3% of an employee's basic savings. The Plan also provides that the matching percentage for eligible participants with 15 or more years of vesting service at the start of the applicable Plan year is up to 1 1/2 times the matching percentage of eligible participants with less than 15 years of service at the start of the applicable Plan year. For the Plan year ended December 31, 1998, the
  Company's matching percentage,  including   the   allocation
  of all  forfeited   nonvested   amounts,  was  48.4%  of  the
  participants'


                                                               (Continued)
                FEDERATED DEPARTMENT STORES, INC.
             PROFIT SHARING 401 (k) INVESTMENT PLAN

            Notes to Financial Statements - Continued

                   December 31, 1998 and 1997


  basic savings for participants with less than 15 years of vesting service at January 1, 1998 and 72.6% of the participants' basic savings for participants with 15 or more years of vesting service at January 1, 1998. For the Plan year ended December 31, 1997, the Company's matching percentage was 48.0% of the participants' basic savings for participants with less than 15 years of vesting service at January 1, 1997 and 72.0% of the participants' basic savings for participants with 15 or more years of vesting service at January 1, 1997.

  Forfeited nonvested accounts of participants who terminate employment are applied to participants' accounts in accordance with Plan provisions. During the 1998 Plan year, forfeited nonvested accounts totaled $457,117. During 1997 there were no forfeited accounts.

  Participant Accounts

  Each participant's account is credited with the participant's contributions and an allocation of each fund's earnings or losses. Allocations are based on participant account balances. As soon as administratively feasible after the end of each year, the Company's applicable matching contributions are credited to the eligible individual accounts.

  Vesting

  Participants as of March 31, 1997 are immediately 100% vested in their own and the Company's contributions. New participants on or after April 1, 1997 are immediately 100% vested in their own contributions and become 20% vested in the Company's contributions after 3 years, with additional vesting of 20% each year thereafter until fully vested. 100% vesting is also achieved through normal retirement, death or disability.

  Participant Withdrawals

  Effective July 1997, participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their 401(k) vested account balance. All loans must be repaid within five years and are also subject to certain other conditions as to security, a reasonable rate of interest and repayment schedules. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund (Fund L).

  Participants are permitted to make withdrawals of their after-tax contributions and earnings thereon at any time. Withdrawals of pre-tax contributions are subject to the hardship rules of Section 401 of the Internal Revenue Code.
  At termination, participants may elect to receive the balance of their vested account either in the form of a lump sum payment or in a variety of annuity forms.






(Continued)
                FEDERATED DEPARTMENT STORES, INC.
             PROFIT SHARING 401 (k) INVESTMENT PLAN

            Notes to Financial Statements - Continued

                   December 31, 1998 and 1997


2.   Summary of Significant Accounting Policies

  a)   Master Trust

    Effective January 1, 1996, the Plan entered into the Federated
     Department Stores, Inc. Defined Contribution Plan Master Trust (the "Master Trust") Agreement with Chase Manhattan Bank (the "Trustee"). Under the terms of the Master Trust, the Trustee
     serves as Trustee custodian for the Master Trust.   As of April
     1, 1997, the Master Trust holds the assets of the Plan, exclusively (see Note 1).

       The Federated Department Stores, Inc. Pension and Profit Sharing Committee selects a diversified group of investment managers who determine purchases and sales of investments for the respective portions of the assets in the Master Trust managed by them.

  b)   Basis of Presentation

     The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

  c)   Investments

     The fair value of the Plan's participation in the Master Trust is based on the beginning of year value of the Plan's participation in the Master Trust plus allocated investment income and actual contributions, less actual distributions and allocated administrative expenses.

     Other investments are reported at fair value as determined by quoted market prices on an active market. Corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of securities are reported on the average cost method. Participant loans are valued at cost which approximates fair value.

     Cash equivalents include highly liquid fixed-income securities with a maturity of one year or less.

     Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

  d)   Insurance Contracts

     Insurance contracts are valued at contract value, which represents contributions made under the contract, plus interest earned, less benefits paid and expenses charged.



                                                                 (Continued)
                FEDERATED DEPARTMENT STORES, INC.
             PROFIT SHARING 401 (k) INVESTMENT PLAN

            Notes to Financial Statements - Continued

                   December 31, 1998 and 1997


  e)   Use of  Estimates

     The Plan administrator has made a number of estimates and assumptions relating to the preparation of these financial statements. Actual results could differ from these estimates and assumptions.

3.   Investments

  All of the Plan's investments are included in the Master Trust which was originally established for the investment of assets of the Federated Department Stores, Inc. Retirement Income and Thrift Incentive Plan and of the Lazarus PA Plan (see Note 1). The assets of the Master Trust are held by the Trustee. Each participating plan has an undivided interest in the Master Trust. At December 31, 1998 and December 31, 1997, the Plan had exclusive interest in the net assets of the Master Trust (see Note 1). Prior to April 1, 1997, investment income and administrative expenses relating to the Master Trust were allocated to the individual plans based upon monthly balances invested by each plan.

  The Trustee under the Master Trust, in accordance with the trust agreement, invests all contributions to the Plan among several investment funds. The funds are:

     Fund A - Fixed Income Fund - consisting primarily of high quality fixed-income and stable value products.

     Fund B - Balanced Fund - consisting of common/collective trusts which invest in a varying mixture of equity securities and fixed income instruments.

     Fund C - S&P 500 Stock Index Fund - consisting principally of shares of companies included in the S&P 500 Composite
     Stock Price Index.

     Fund D - Small Cap Stock Fund - consisting principally of small capitalization domestic equity securities.

     Fund E - International Stock Fund - consisting of stocks of companies not based in the United States.

     Fund F - Federated Stock Fund - consisting principally of the Company's registered common stock.

  Company contributions are directed to Fund F. Participants may elect to redirect the value of Company contributions to other investment options permitted pursuant to Plan provisions.




                                                              (Continued)


                FEDERATED DEPARTMENT STORES, INC.
             PROFIT SHARING 401 (k) INVESTMENT PLAN

            Notes to Financial Statements - Continued

                   December 31, 1998 and 1997


The following table presents the fair values or contract values of investments and total net assets for the Master Trust at December 31, 1998 and 1997:

                                               1998              1997
      Assets:
      Investments at fair value:
       Cash and cash equivalents         $   7,730,273     $  7,481,407
       U.S. government securities            6,985,355        4,829,500
       Common stock                         52,744,728       38,357,370
       Common/collective trusts            576,358,520      539,407,513
       Registered investment companies     136,535,734       68,707,604
        Total investments at fair value    780,354,610      658,783,394

       Non interest bearing cash                 8,113        1,160,337
       Participant loans                    16,359,823        9,252,876
       Insurance contracts at contract
       value                               417,248,401      429,450,951
        Total investments                1,213,970,947    1,098,647,558

  Receivables:
    Employer contributions                  24,491,672       20,548,918
    Participant contributions                1,128,221                -
    Forfeitures                                457,117                -
    Interest                                   145,134          119,274
     Total receivables                      26,222,144       20,668,192
       Total assets                      1,240,193,091    1,119,315,750

  Liabilities:
  Accrued administrative expenses              864,637          945,776
    Total accrued liabilities                  864,637          945,776
    Total net assets                    $1,239,328,454   $1,118,369,974






                                                               (Continued)


                FEDERATED DEPARTMENT STORES, INC.
             PROFIT SHARING 401 (k) INVESTMENT PLAN

            Notes to Financial Statements - Continued

                   December 31, 1998 and 1997


Net investment income for the Master Trust for the years ended
December 31, 1998 and 1997 is as follows:

                                               1998              1997
  Net appreciation in fair value
  of investments:
   Cash and cash equivalents             $          26   $     (33,508)
   U.S. government securities                  739,987         (29,867)
   Corporate debt instruments                        -        (278,870)
   Common stock                             (2,952,919)      8,482,993
   Miscellaneous securities                          -        (689,445)
   Common/collective trusts                115,542,656     101,605,295
   Registered investment companies           1,430,928       9,628,370
     Net appreciation in fair
     value of investments                  114,760,678     118,684,968

  Interest and dividends                    43,455,655      44,864,596
     Total investment income               158,216,333     163,549,564

  Administrative expenses                   (5,339,503)     (4,675,757)
     Net investment income               $ 152,876,830   $ 158,873,807



4.   Plan Termination

  Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, the Company would have no further obligation to make contributions, and all sums credited to individual accounts (after expenses) would be distributed to participants.

5.   Federal Income Taxes

  The Plan obtained its latest determination letter on June 18, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. While the Plan has been amended since receiving such determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

  The Plan's testings, subject to the provisions of the Internal
  Revenue Code, have not been completed for the current year.
  However, the Plan's sponsor believes that the Plan is currently in compliance.

6.   Administrative Expenses

  The Plan pays reasonable and necessary expenses incurred for the ongoing administration of the Plan.



  Pursuant to the requirements of the Securities Exchange Act of 1934, the members fo the Pension and Profit Sharing Committee (which is the administrative committee for the Federated Department Stores, Inc. Retirement Income and Thrift Incentive Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    Federated Department Stores, Inc.
                                    Retirement Income and Thrift Incentive
                                    Plan




Dated:  June 29, 1999               By:  /s/  Karen M. Hoguet
                                        Karen M. Hoguet
                                        Chairman of the Pension and
                                        Profit Sharing Committee